EXHIBIT 99.(a)(11)

ScottishPower    1

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

This letter is confidential. Nothing in this letter shall be construed as investment advice or any investment recommendation given by or on behalf of ScottishPower plc (the Company) or any other person.

This letter should be read in conjunction with the circular to shareholders of the Company which includes details of the Return of Cash and Capital Reorganisation dated 31 March 2006 (the Circular) and the US Memorandum dated 31 March 2006 (the US Memorandum). Words and expressions defined in the Circular and US Memorandum have the same meaning in this letter unless the context requires otherwise.

3 April 2006

To: PPM participants in the PacifiCorp Stock Incentive Plan (the PSIP)

Dear Participant

1.    INTRODUCTION

The Company has completed the sale of its US regulated business, PacifiCorp, to MidAmerican and it is now making arrangements to return £2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders (the Return of Cash).

Shareholders are being asked to approve the steps needed to implement the Return of Cash at an Extraordinary General Meeting. Details of the Return of Cash are set out in the Circular and US Memorandum. Copies of the Circular and US Memorandum can be found on the Company’s website at www.scottishpower.com

The Company is making the Return of Cash by way of a B share structure which gives shareholders a choice as to when they receive their share of the proceeds from the Return of Cash and, depending on their tax residency, what tax treatment should apply to it. The Return of Cash will be followed by a consolidation of the share capital of the Company, further details of which can be found on page 12 in the Circular.

This letter explains the impact of the Return of Cash on any options you hold under the PSIP.

2    ScottishPower

2.    YOUR OPTIONS

Any options you hold which have not yet vested will not become exercisable as a result of the Return of Cash. Options which are already exercisable will continue to be exercisable subject to their existing terms and be exercisable on their existing timeframe.

If you are still employed by the ScottishPower Group, please refer to your grant documentation for details of when your options can be exercised. If you have left employment with the ScottishPower Group you may exercise your options in the period of 12 months from the date you ceased to be employed.

Options granted over ADSs in the Company will not be adjusted following the Return of Cash as the effect of the share capital consolidation is to preserve the latent value (i.e. the difference between the ADS price and the exercise price) in your options.

If nothing more than the Return of Cash was done, the value of an ADS would probably fall as the Company would no longer own PacifiCorp and no longer have the cash it has returned to shareholders. The share capital consolidation is intended to ensure that, subject to market movements, the market value of an ADS immediately following the Return of Cash should be approximately equal to the market value of one existing ADS immediately beforehand. This ensures that there is no negative impact on the latent value of your options before and after the Return of Cash and therefore no adjustment will be made to the number of ADSs or the exercise price of options granted under the PSIP. The share capital consolidation will result in an option holder having a marginally greater interest in the issued share capital of the Company than previously.

All other terms and conditions of options granted under the PSIP will be unaffected by the Return of Cash or the share capital consolidation. The options will continue to be exercisable on their existing timetable and according to their existing provisions.

3.    YOUR VESTED OPTIONS

If you would like to participate in the Return of Cash as an ADS Holder you may wish to consider exercising your vested options to purchase ADSs.

To exercise your vested options you must complete an exercise notice and return it to Smith Barney. To ensure that you are on the share register by 12 May 2006 and so able to participate in the Return of Cash, the exercise notice must be received by Smith Barney no later than 5pm on 19 April 2006 and must note your intent to exercise and purchase the underlying ADSs. Once you have exercised your option and acquired ADSs, you should then refer to the Circular and US Memorandum for an explanation of the choices available to you on the Return of Cash. Please note that if you use the cashless exercise process and so immediately sell all the ADSs that you acquire, you will not participate in the Return of Cash as you will not be an ADS Holder on 12 May 2006.

You should note that the Return of Cash is conditional on shareholder approval and that even if you return your exercise notice prior to 19 April 2006, if shareholder approval is not obtained, you will not be able to participate in the Return of Cash.

You are also reminded that if you are still an employee of the ScottishPower Group and are subject to the requirements of the Company’s share dealing code you must seek clearance to exercise your options. Clearance will not be given if the Company is in a prohibited period, which it will be from 3 April 2006 to 24 May 2006.

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Please note that neither the Company nor any of its employees can give any personal financial advice or advise you about what action you should take. If you have any queries, please contact the ADS Helpline on +1-866-214-7591 (toll free if telephoning in the US) or Tonja Willey on +1- 503- 796-6978.

Yours faithfully

Stephen Dunn

For and on behalf of

ScottishPower plc

Printed by RR Donnelley, 97811LET2